

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2015

Mail Stop 4561

Ms. Janice Kelliher
Chief Financial Officer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

> **Re: TechTarget, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 13, 2015**
> **File No. 001-33472**

Dear Ms. Kelliher:

We have reviewed your letter dated September 29, 2015 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 2, 2015.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1. Business

Our Solution, page 5

1.   In your response to prior comment 1, you state that a change in registered members does not provide insight into the number of your active customers or revenues. You further state that this measure is intended to provide the reader with the breadth and reach of your content footprint, which your customers leverage through customized marketing programs. While there may not be a direct correlation between the number of registered users and the company's revenues; there appears to be an indirect correlation as it seems that this information is relevant to your customers advertising spend. As such, we

Janice Kelliher
TechTarget, Inc.
October 26, 2015
Page 2

      continue to believe that to the extent you present such information, prior period information is necessary to provide context to your disclosure. Please further explain your position or confirm you will include such information in future filings. Additionally, please ensure that in future filings you state that the size of your member base does not provide direct insight into the number of customers or revenues.

Item 11. Executive Compensation (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 27, 2015)

Compensation Committee Interlocks and Insider Participation, page 28

2.   We note your response to prior comment 8, where you state that in future filings you will provide appropriate incorporation by reference and/or cross-reference. Please note that the information concerning the related party transactions with members of the compensation committee must be provided under this header, as required by Item 407(e)(4)(i)(C) of Regulation S-K. Refer to Section III of SEC Release 33-6099. We will not object to a cross-reference in your Item 404 disclosures that refers to the information under the interlocks heading.

      You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                Sincerely,

                                /s/ Kathleen Collins

                                Kathleen Collins
                                Accounting Branch Chief
                                Office of Information Technologies
                                and Services